UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Just Eat Takeaway.com N.V.
 (Name of Issuer)

Ordinary Shares, nominal value €0.04 per share
(Title of Class of Securities)

48214T305**
(CUSIP Number)

Alexander Captain
Cat Rock Capital Management LP
8 Sound Shore Drive, Suite 250
Greenwich, CT, 06830
203-992-4630
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 4, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 48214T305 has been assigned to the American Depositary Shares of the Issuer, each one of which represents one-fifth of one Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 48214T305	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Cat Rock Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,613,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,613,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,613,816

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.93% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1)	This percentage calculation is based on 212,621,200 Ordinary Shares outstanding, as reported by the Issuer in Exhibit 99.1 of its current report on Form 6-K, filed on September 28, 2021.

CUSIP NO. 48214T305	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Alexander Captain

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,613,816

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,613,816

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,613,816

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.93% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, IN

(1)	This percentage calculation is based on 212,621,200 Ordinary Shares outstanding, as reported by the Issuer in Exhibit 99.1 of its current report on Form 6-K, filed on September 28, 2021.

CUSIP NO. 48214T305	Page 4 of 8 Pages

Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the ordinary shares, nominal value €0.04 per share (the “Ordinary Shares”), of Just Eat Takeaway.com N.V. (the “Issuer”), whose principal executive offices are located at Oosterdoksstraat 80, Amsterdam, Netherlands, 1011 DK.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Cat Rock Capital Management LP, a Delaware limited partnership (“Cat Rock”) and
2.	Alexander Captain, a United Stated citizen (“Mr. Captain”).

This Schedule 13D relates to Ordinary Shares held directly by Cat Rock Capital Master Fund LP (the “Master Fund”), Cat Rock SPV LP (the “SPV”), Cat Rock Opportunities Fund LP (the “Opportunities Fund”) and Cat Rock Opportunities Fund II LP (the “Opportunities Fund II” and, together with the Master Fund, the SPV and the Opportunities Fund, the “Cat Rock Funds”).  The principal business of Cat Rock is to serve as investment adviser to the Cat Rock Funds.  The present principal occupation of Mr. Captain is to serve as Chief Executive Officer, portfolio manager and limited partner of Cat Rock.  In such capacities, each of Cat Rock and Mr. Captain may be deemed to share voting and investment power with respect to the Ordinary Shares directly held by the Cat Rock Funds and reported herein.  The address of the principal business office of each of Cat Rock and Mr. Captain is 8 Sound Shore Drive, Suite 250, Greenwich, CT, 06830.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit A.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired the Ordinary Shares reported herein using the working capital of the Cat Rock Funds.  A total of approximately $975,533,154.97 was paid to acquire the Ordinary Shares reported herein.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Ordinary Shares for investment purposes and are long-term shareholders of the Issuer.  The Reporting Persons have sent public and private correspondence to the Issuer’s Management Board (the “Board”), and published public presentations, regarding, among other things, the Issuer’s communications with investors and the public, operational divestures, strategic alternatives and other opportunities to increase shareholder value, and stock performance.  The Reporting Persons seek to engage in discussions with the Board regarding these matters.

The Reporting Persons intend to review on a continuing basis their investment in the Issuer and, in connection with that review, may from time to time continue to publish materials about the Issuer and its business, and seek to engage in communications with the Board as well as, among others, members of the Issuer’s management, other shareholders of the Issuer, advisors or other interested persons regarding, among other things, the review and evaluation of Issuer communications with investors, operational divestitures, strategic alternatives or other operational, strategic, financial or governance matters related to the Issuer, with a view of maximizing stockholder value.

The Reporting Persons may acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise, including in connection with extraordinary corporate transactions, and may seek to sell or otherwise dispose of some or all of the Issuer’s securities from time to time.  Any transaction that the Reporting Persons may pursue will depend on a variety of factors, including, without limitation, the Board’s and/or Issuer’s response to the Reporting Persons’ correspondence, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to the Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Persons.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D, although, subject to the disclosures herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

CUSIP NO. 48214T305	Page 5 of 8 Pages

Item 5.	Interest in Securities of the Issuer

(a) As of the date hereof, each of Cat Rock and Mr. Captain may be deemed to be the beneficial owner of 12,613,816 Ordinary Shares, or approximately 5.93% of the total number of Ordinary Shares outstanding, held for the accounts of the Cat Rock Funds.

The foregoing beneficial ownership percentage calculation is based on 212,621,200 Ordinary Shares outstanding, as reported by the Issuer in Exhibit 99.1 of its current report on Form 6-K, filed on September 28, 2021.

(b) Each of Cat Rock and Mr. Captain has shared voting power and shared dispositive power over the 12,613,816 Ordinary Shares directly held by the Cat Rock Funds and reported herein.

(c) The trading date, number of Ordinary Shares acquired and disposed of, price per share, identity of person for whose account the transaction was effected, and where and how the transaction was effected, for all transactions in the Ordinary Shares by the Reporting Persons within the past sixty days, is set forth in Exhibit B. Except for the transactions set forth in Exhibit B, there have been no transactions in the Ordinary Shares by the Reporting Persons in the past sixty days.

(d) No person(s) other than the Reporting Persons, the Cat Rock Funds and their investors is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons named in Item 2 and any other person with respect to any securities of the Issuer in accordance with standard practices.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:	Schedule of Transactions, in response to Item 5(c)

CUSIP NO. 48214T305	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAT ROCK CAPITAL MANAGEMENT LP

By:	/s/ Alexander Captain
Name: Alexander Captain
Title: Chief Executive Officer

ALEXANDER CAPTAIN

/s/ Alexander Captain

October 14, 2021

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

CUSIP NO. 48214T305	Page 7 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Ordinary Shares of Just Eat Takeaway.com N.V., dated as of October 14, 2021, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

CAT ROCK CAPITAL MANAGEMENT LP

By:	/s/ Alexander Captain
Name: Alexander Captain
Title: Chief Executive Officer

ALEXANDER CAPTAIN

/s/ Alexander Captain

October 14, 2021

CUSIP NO. 48214T305	Page 8 of 8 Pages

EXHIBIT B

SCHEDULE OF TRANSACTIONS

Each of the following transactions was effected all of which were effected in the open market through a broker.

Entity Name	Transaction Date	Transaction Type	Quantity	Price per Share
Opportunities Fund II	10/01/2021	Buy	116,483	€63.76
SPV	10/04/2021	Buy	354,750	€64.84
Opportunities Fund II	10/04/2021	Buy	118,250	€64.84
SPV	10/05/2021	Buy	390,000	€66.10
SPV	10/06/2021	Buy	360,000	€65.56
SPV	10/07/2021	Buy	299,000	€65.94
SPV	10/08/2021	Buy	456,000	€66.62
SPV	10/13/2021	Buy	203,379	€63.86